October 30, 2025

Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”) Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-271700 and 811-23872

Dear Mr. Be:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long NET Daily ETF, Leverage Shares 2X Long NU Daily ETF, Leverage Shares 2X Long OKTA Daily ETF, Leverage Shares 2X Long OSCR Daily ETF, Leverage Shares 2X Long SBUX Daily ETF, Leverage Shares 2X Long SHOP Daily ETF, Leverage Shares 2X Long SPOT Daily ETF, Leverage Shares 2X Long TEM Daily ETF, and Leverage Shares 2X Long GEMI Daily ETF (each a “Fund” and collectively, the “Funds”). For your convenience, your comments are summarized below with the responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please file your response on EDGAR five business days prior to filing the 485(b) filing. Please e-mail redlines of changed pages. Also, please apply comments on disclosure to similar disclosures throughout the filing.

Response: The Registrant acknowledges this comment.

2.	Comment: On page 6, in Cloudflare Investing Risk, please note that the sector listed in the fourth line does not match the stated industry in the investment strategy section.

Response: The Registrant has amended all applicable disclosure to reflect that NET is part of the software and services industry. The Registrant also deleted Information Technology Services Industry Risk and replaced it with the following:

Software and Services Industry Risk. Computer software companies can be significantly affected by competitive pressures, aggressive pricing, technological developments, changing domestic demand, the ability to attract and retain skilled employees and availability and price of components. The market for products produced by computer software companies is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of computer software companies depends in substantial part on the timely and successful introduction of new products and the ability to service such products. An unexpected change in one or more of the technologies affecting an issuer’s products or in the market for products based on a particular technology could have a material adverse effect on a participant’s operating results.

KAREN A. ASPINALL  ●  PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

3.	Comment: On page 19, please explain the context for Digital Assets Risk and how it applies to NU.

Response: The Registrant has removed this risk.

4.	Comment: On page 66, please explain the context for AI Risk and how it applies to SHOP.

Response: The Registrant has removed this risk.

5.	Comment: On page 90, please explain the context for AI Risk and how it applies to TEM.

Response: The Registrant has added the following as the first sentence of Artificial Intelligence Risk:

TEM utilizes artificial intelligence (“AI”) to advance precision medicine.

6.	Comment: On page 103, please explain the context for Digital Assets Risk and how it applies to GEMI.

Response:  The Registrant has removed Digital Assets Risk and replaced it with the following:

Blockchain Risk. Blockchain companies may be adversely impacted by government regulations or economic conditions. Blockchain technology is new and its uses are in many cases untested or unclear. These companies may also have significant exposure to fluctuations in the spot prices of digital assets, particularly to the extent that demand for a company’s hardware or services may increase as the spot price of digital assets increase. Blockchain companies typically face intense competition and potentially rapid product obsolescence. In addition, many blockchain companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Access to a given blockchain may require a specific cryptographic key (in effect a string of characters granting unique access to initiate transactions related to specific digital assets) or set of keys, the theft, loss, or destruction of which, either by accident or as a result of the efforts of a third party, could irrevocably impair a claim to the digital assets stored on that blockchain. Many blockchain companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some blockchain companies. For example, restrictions imposed by foreign governments, including China, on the use and mining of digital assets, may adversely impact blockchain companies and in turn the Fund. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Blockchain companies involved in digital assets may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies. blockchain companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. The customers and/or suppliers of blockchain companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on blockchain companies.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

3